FORM 6-K
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                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   March                                          2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)

                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                    Form 40-F          X
                          ----------------             ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                           No          X
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                                DOCUMENT INDEX



Document                                                                Page No.
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   1.     Press Release dated March 17, 2003 "CryptoLogic Appoints       4
          Michael Starzynski As CTO"

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                                                                      Document 1


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CRYPTOLOGIC
[graphic omitted]


FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

                CRYPTOLOGIC APPOINTS MICHAEL STARZYNSKI AS CTO
             Senior technology executive expands leadership team,
                  focused on innovation and customer success

March 17, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today the appointment of Michael Starzynski as Chief Technology Officer. Starzynski has more than 20 years of global information technology experience in both the telecommunication and financial services sectors at some of North America's largest companies as well as leading entrepreneurial organizations.

"Michael Starzynski is an impressive professional and an excellent addition to CryptoLogic's executive team," said Lewis Rose, CryptoLogic's President and CEO. "A proven technology expert, Michael brings to CryptoLogic a wealth of experience in product strategies and international client management. Michael's customer focus will be valuable in aligning innovation with customer success as CryptoLogic leverages its blue chip, global client base to capitalize on the potential of online gaming worldwide."

Starzynski complements the technical leadership of Serge Bourenkov, Vice President of Research and System Architecture, who has been instrumental in developing the pioneering spirit at CryptoLogic almost since inception.

Starzynski has served in senior technology roles with market-leading organizations including Financial Models Company, CGI Canada and a 13-year career at Bell Canada, Canada's leading telecommunication service provider. Most recently as Chief Technology Officer at Financial Models Company, Starzynski managed a multi-million-dollar product development strategy and was instrumental in delivering a new integrated product line designed to optimize the way global investment management firms manage their customers. During his tenure at Bell Canada, he spearheaded several technological modernization programs, which enabled Bell Canada to compete head-on in a rapidly changing business environment.

"CryptoLogic offers an exciting opportunity to work with the global leader in online gaming software," said Starzynski. "I was attracted to CryptoLogic's exceptional reputation for trusted, innovative technologies, the caliber of the company's development team, and the commitment to a customer-focused growth strategy. That's the reputation we will build on as we expand the company and seize new product opportunities that create value for CryptoLogic, its shareholders, and its customers."
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About CryptoLogic (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic-developed software has processed more than US$11 billion in online transactions since inception in 1996 for some of the best-known, international blue chip customers in interactive gaming. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.8 million shares fully diluted, based on the treasury method).

For more information, please contact:
At CryptoLogic, (416) 545-1455                            At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications         Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                     Aline Nalbandian, ext. 226/ aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

                                      2

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                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CryptoLogic Inc.
                              --------------------------------------------------
                                              (Registrant)

Date:  March 17, 2003         By:      /s/   James A. Ryan
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                                              (Signature)
                                      James A. Ryan
                                      Chief Financial Officer